2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 333-00429

United States Steel Corporation

Savings Fund Plan for Salaried Employees

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2007

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2006	December 31, 2005
Assets		
Investments:		
Investments at fair value	$ 1,013,042	$ 965,175
Receivables:		
Investment sales	223	378
Total assets	1,013,265	965,553
Liabilities		
Investment purchases	22	269
Total liabilities	22	269
Net assets available for benefits at fair value	1,013,243	965,284
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,010	7,169
Net assets available for benefits	$ 1,019,253	$ 972,453

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Additions		
Earnings on investments:		
Interest	$ 16,363	$ 17,436
Dividends	26,929	16,238
Net appreciation in fair value of investments	100,715	45,813
	144,007	79,487
Contributions:		
Received from:		
Employers	21,607	18,529
Participants (including rollovers)	46,541	44,897
Total additions	212,155	142,913
Deductions		
Benefit payments directly to participants or beneficiaries	165,279	126,115
Administrative expenses	158	142
Total deductions	165,437	126,257
Net additions	46,718	16,656
Net transfers to the plan *(see Note 4)*	82	40,070
Net assets available for benefits:		
Beginning of year	972,453	915,727
End of year	$ 1,019,253	$ 972,453

The accompanying notes are an integral part of these financial statements.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. ***Plan description*** – The following description provides only general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), which covers substantially all domestic nonunion employees of United States Steel Corporation (Company), excluding part-time employees and employees with less than one full month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pretax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2006	2005
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 15,000	$ 14,000
Dollar Limit on IRC Sec. 414(v) catch-up contributions	5,000	4,000
Maximum covered compensation [IRC Sec. 401(a)(17)]	220,000	210,000
Highly Compensated Employee Definition	100,000	95,000

Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pretax savings (waived after the annual pretax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation Common Stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among eighteen investment options (as of December 31, 2006), which are listed in Note 11 (also, see Notes 3 and 9). All investments are participant directed.

Marathon Oil Corporation Common Stock held in the Marathon Stock Fund remains as an option in the Plan but is closed to new investments. Participants are prohibited from purchasing additional shares of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such shares continue to be reinvested in additional Marathon Stock Fund shares. Participant contributions previously designated for the Marathon Stock Fund are invested in the investment option or options designated by the participant, or, if no new designation was made, are invested in the Group Interest Fund.

Separate investment elections cannot be made with respect to pretax savings, after-tax savings, and catch-up contributions. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Nonunion employees who were hired into full-time, regular employment on or after July 1, 2003, including former National Steel Corporation employees, participate in a defined contribution Retirement Account maintained under the Savings Fund Plan in lieu of their participation under the United States Steel defined benefit pension plan. In addition to the Retirement Account, these new hires are eligible to make contributions and receive matching Company contributions under the Savings Fund Plan. With respect to the defined contribution component, the Company will make a contribution, depending on age and base salary, to the employee's account on a monthly basis. Percentages are based upon the age of the participant at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service. For former National Steel employees hired on or after July 1, 2003, prior service with National Steel is recognized as continuous service for purposes of vesting under this program. If a participant voluntarily terminates employment before attaining three years of continuous service, the Retirement Account is forfeited.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pretax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant's after-tax monthly savings that have been matched by company contributions cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($345,093 in 2006 and $193,509 in 2005), from either the Savings Fund Plan or the Retirement Account, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2006 and 2005, employer contributions were reduced by $193,509 and $158,887, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of a prior employer.

e. ***Participant loans*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.5 percent at December 31, 2006 and 2005). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

2. ***Accounting policies:***

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – Investments are stated at fair market value based on the closing prices at the end of the day except for loans to participants, which are reported at cost, and wholly owned guaranteed investment contracts and the MIP II Fund, containing wrapper contracts, within the Group Interest Fund, which are reported at fair market value and adjusted to contract value in accordance with SOP 94-4-1. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares received by the Plan at year end. Employer securities are valued at the market closing price as shown on the New York Stock Exchange.

d. ***Net Appreciation*** – The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2006 or 2005.

g. ***Payment of benefits*** – Benefits are recorded when paid.

3. ***Plan amendments*** – Effective August 30, 2006, the Plan was amended to authorize voluntary direct plan transfers of account balances from the USS 401(k) Plan for United Steel Workers of America Represented Employees to this Plan for former union employees who transfer to eligible non-union positions.

Effective August 15, 2006, the Fidelity Freedom 2050 Fund and the Spartan U.S. Equity Index Fund – Advantage Class were added as new investment options. The U.S. Equity Index Commingled Pool was removed and the associated funds were transferred to the Spartan U.S. Equity Index Fund – Advantage Class.

Effective July 6, 2006, the Plan was amended to allow participants to change authorized percents applicable to Pre-Tax savings using the Fidelity Annual Increase Program. Participants may designate the level of increase in 1% increments and an effective date for such annual increases.

Effective January 17, 2006, the Plan was amended to authorize the assessment of a short-term trading fee equal to 2% effective for shares of the Morgan Stanley Institutional Mid Cap Growth Fund purchased on or after January 17, 2006 if shares are sold after holding them for less than 7 days.

Effective November 30, 2005, the Plan was amended to authorize a merger with the Transtar Inc. Savings Plan for Salaried Employees and to authorize the Plan to accept direct plan transfers from the Transtar Inc. Savings Plan for Salaried Employees, including plan loans subject to conditions established by the Plan Administrator.. Such amounts are fully vested (to the extent they were vested as of the transfer date) and are eligible for Plan loans and investment exchanges.

Effective November 15, 2005, two new investment options, the Vanguard Explorer Fund and the Vanguard Windsor II Fund, were added to the Plan.

4. ***Transfers to the plan*** – Transfers to the plan total $0.08 million, related to voluntary direct plan transfers from the USS 401(k) Plan for USWA-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

9. ***Investment contracts*** – Through June 30, 2004, certain deposits to the Group Interest Fund (GIF) were invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. These contracts are fully benefit-responsive, which indicates each contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the Plan that does not include substantial restrictions to participants' access to Plan funds. Funds from maturing contracts are invested in the Fidelity Managed Income Portfolio II, Class 3 (MIP II). At December 31, 2006 and 2005, the Plan held at contract value guaranteed investment contracts in the GIF of $238.1 million (and other net assets at fair value, including the MIP II funds, of $143.0 million) and $292.3 million (and other net assets at fair value, including the MIP II funds, of $129.9 million), respectively.

   Average yields on GIF:

	2006	2005
Based on actual earnings	4.07%	4.09%
Based on interest rate credited to participants	3.96%	3.87%

   Interest rates on the guaranteed investment contracts ranged from 2.87 percent to 5.79 percent at December 31, 2006 and 2.87 percent to 5.79 percent at December 31, 2005.

   MIP II calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of SOP 94-4-1 for valuation purposes. See Note 2c for detail of investment valuation method.

10. ***Related Party Transactions*** – Certain investments of the Plan are common trusts managed by Fidelity. Therefore, these transactions qualify as party-in-interest transactions. Fidelity collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

    One investment fund option available to participants is United States Steel Corporation Common Stock, stock of the Plan Sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5). Dividends received for 2006 and 2005 were $0.9 million and $0.6 million, respectively. Purchases and sales for 2006 were $102.1 million and $130.9 million, respectively, and purchases and sales for 2005 were $91.8 million and $95.3 million, respectively.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2006 and 2005 (dollars in thousands):

	December 31,			
	2006		2005	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II (included in Group Interest Fund Investment Option)	143,033	143,032,890	129,889	129,889,032
Spartan U.S. Equity Index Fund	113,834	2,268,523	-	-
Fidelity U.S. Equity Index Pool	-	-	112,550	2,868,237
United States Steel Corporation Common Stock Fund	82,221	1,124,157	74,271	1,545,052
Marathon Oil Corporation Common Stock Fund	72,931	788,438	59,969	983,582
Fidelity Growth & Income Fund	61,233	1,965,747	64,712	1,881,154
Emerging Markets Stock Fund	55,638	1,716,701	-	-

	Year Ended December 31,	
Investment Option Accounts	2006	2005
US Steel Stock Fund	$ 36,663	$ (1,123)
Marathon Stock Fund	28,639	28,059
Spartan U.S. Equity Index Fund	11,885	0
Emerging Markets Stock Fund	10,601	8,359
Fidelity Diversified International Fund	4,352	3,335
Mid-Cap Growth Fund	3,793	6,559
Fidelity U.S. Equity Index Pool	3,219	4,930
Fidelity Real Estate Investment Fund	2,788	466
Legg Mason Value Trust	2,316	2,490
Vanguard Windsor II Fund	943	(160)
Fidelity Freedom 2020 Fund	266	141
Fidelity Freedom 2030 Fund	239	88
Fidelity Freedom 2010 Fund	160	64
Fidelity Freedom 2040 Fund	90	74
Fidelity Freedom Income Fund	25	7
Fidelity Freedom 2050 Fund	13	0
Fidelity U.S. Bond Index Fund	(86)	(453)
Vanguard Explorer Fund	(596)	(276)
Fidelity Growth & Income Fund	(4,595)	(6,747)
Total Appreciation	$ 100,715	$ 45,813

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

12. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available per the financial statements at December 31, 2006 and December 31, 2005 to Form 5500 (dollars in thousands):

	2006	2005
Net assets available for benefits per the financial statements	$ 1,019,253	$ 972,453
Less: Amounts allocated to deemed distributions or benefit payments	889	1,239
Net assets available for benefits per the Form 5500	$ 1,018,364	$ 971,214

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2006 to Form 5500 (dollars in thousands):

Benefit payments directly to participants or beneficiaries per the financial statements	$ 165,279
Add: Amounts allocated to deemed distributions at 12/31/06	889
Less: Amounts allocated to benefit payments at 12/31/05	1,239
Benefits and distributions paid to participants per the Form 5500	$ 164,929

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2006, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2005, but not paid as of that date.

13. ***New Accounting Pronouncement*** – In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. The Plan does not expect the standard to have a material impact on the financial statements.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Corporate Stocks: Common			
	Marathon Oil Corporation	788,438	15,378,369	72,930,518
	Marathon Oil Corporation - Stock Purchase Account		-	1,221
	Total		15,378,369	72,931,739

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer/Fund Name	(c) Description	(d) Cost	(e) Current Value
	Loans to Participants: Other			
*	Loan Accounts	Maturity 0-5 years; Interest Rate 4 to 6%; Maturity Value 12,501,299	11,612,310	11,612,310
	Total		11,612,310	11,612,310

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Value of Interest in Common/Collective Trusts			
*	Fidelity Managed Income Portfolio	143,032,890	143,032,890	141,345,102
	Spartan US Equity Index Fund	2,268,524	102,581,248	113,834,509
	Total		245,614,138	255,179,611

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer/Fund Name	(c) Shares/Face	(d) Cost	(e) Current Value
	Value of Interest in Registered Investment Companies			
*	Fidelity Diversified Intl Fund	1,318,168	41,174,492	48,706,315
*	Fidelity Freedom 2010	477,029	6,781,356	6,974,171
*	Fidelity Freedom 2020	460,618	6,781,910	7,153,402
*	Fidelity Freedom 2030	328,876	4,954,533	5,271,880
*	Fidelity Freedom 2040	283,420	2,541,863	2,686,826
*	Fidelity Freedom 2050	30,147	315,203	324,084
*	Fidelity Freedom Income	331,015	3,802,441	3,819,909
*	Fidelity Growth & Income	1,965,747	68,205,199	61,233,017
*	Fidelity Real Estate Investment Fund	732,733	23,733,097	26,649,505
*	Fidelity US Bond Index	2,178,138	23,950,297	23,654,574
	Legg Mason Value Trust	492,270	32,183,283	39,804,963
	MAS Funds Mid Cap Growth	1,718,822	35,332,995	46,855,078
	T. Rowe Price Emerging Markets Fund	1,716,701	39,150,857	55,638,271
	Vanguard Explorer Fund	139,736	11,157,673	10,439,709
	Vanguard Windsor II Fund	494,953	16,479,292	17,199,622
	Total		316,544,491	356,411,327

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer/Fund Name	(c) Maturity Date	Interest Rate (%)	(d) Contract Value (CV)	(e) Fair Value (FV)	Credit Rating
	Value of Funds Held in Insurance Company General Account					
	GE Life GS-3836	1/2/2008	2.97	7,722,131	7,552,208	AA-
	GE Life GS-3853	7/1/2008	3.64	5,090,934	4,972,353	AA-
	Hartford Life GA-10681-B	7/1/2009	4.07	9,876,394	9,622,124	AA-
	Hartford Life GA-10681-A	1/2/2009	3.87	10,384,838	10,133,140	AA-
	Mass Mutual 35103	1/2/2009	3.76	20,094,480	19,606,554	AAA
	Met Life 28892	7/2/2007	3.14	5,077,678	5,022,238	AA
	Monumental Life SV04342Q	7/1/2008	3.82	10,188,686	9,975,413	AA
	New York Life 31477	1/2/2008	4.15	9,372,456	9,275,242	AA+
	New York Life 31777	7/1/2008	3.10	30,462,729	29,730,933	AA+
	Principal Mutual 4-50556-02	1/2/2009	3.80	10,378,941	10,144,702	AA
	Principal Mutual 4-50556-01	1/2/2009	3.33	15,498,109	14,973,571	AA
	Prudential Life GA 10152-211	1/2/2008	3.80	44,624,886	44,292,447	AA-
	Sun America 5112	7/1/2009	3.84	15,284,497	14,809,797	N/A
	Travelers GR-18459	1/2/2007	3.67	10,364,952	10,363,992	AA
	Travelers GR-18568	1/2/2008	2.87	7,713,829	7,536,768	AA
	Travelers GR-18672	7/1/2009	4.00	5,098,740	4,955,262	AA
	Travelers GR-18673	7/2/2007	3.18	5,078,660	5,023,754	AA
	Travelers GR-18258	1/2/2007	5.37	15,800,971	15,800,914	AA
	Total			238,113,910	233,791,413	

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Employer-Related Investments: Employer Securities			
*	United States Steel Corp New	1,124,157	42,180,621	82,220,816
	United States Steel Corp New - Stock Purchase Account		-	5,362
	Total		42,180,621	82,226,178
	Total Investments		869,443,839	1,012,152,578

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 26, 2007.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Roberta J. Cox

Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-99257) of United States Steel Corporation of our report dated June 25, 2007 relating to the financial statements of the United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 25, 2007

END